SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 22, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia to publish its third quarter 2013 and January-September 2013 interim report on October 29, 2013

STOCK EXCHANGE RELEASE

October 22, 2013

Nokia to publish its third quarter 2013 and January-September 2013 interim report on October 29, 2013

Nokia Corporation
Stock Exchange Release
October 22, 2013 at 14.00 (CET+1)

• Nokia’s financial reporting to include two reportable segments within NSN
• NSN standalone interim report also scheduled for October 29, 2013

Espoo, Finland - Nokia will publish its third quarter 2013 and January-September 2013 interim report on Tuesday, October 29, 2013 at approximately 1pm Finnish time (CET+1). The report will be made available on the Nokia website.

A conference call for Nokia investors will begin at 3pm Finnish time. A webcast of the conference call will be available at http://investors.nokia.com. Media representatives can view the webcast or listen in at +1 706 634 5012, conference ID 83699193.

Nokia publishes only a summary of its interim reports in stock exchange releases. The stock exchange releases include a link to the relevant complete interim report with tables in PDF-format. The complete third quarter 2013 and January-September 2013 interim report with tables will be available at http://www.results.nokia.com/results/Nokia_results2013Q3e.pdf. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

Additionally, the complete interim reports with tables will be available shortly after publication at http://www.nokia.com/financials, where you may also access our past quarterly and annual financial reports.

Nokia reporting structure

To date, NSN has been reported as a single reportable segment for Nokia financial reporting purposes. During Q3 2013, Nokia acquired Siemens’ stake in NSN and as a result, NSN is a wholly owned subsidiary of Nokia. Consequently, beginning with this interim report, Nokia reports financial information for two operating and reportable segments within NSN — Mobile Broadband and Global Services — which reflects how Nokia management is reviewing the NSN financial information following the completion of the transaction. As a result, in its interim report, Nokia will be presenting financial information for a total of five operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services; HERE; and Mobile Broadband and Global Services within NSN.

NSN standalone interim report

As previously announced, as a result of the debt securities NSN issued in March 2013, NSN is

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committed to making certain financial data publicly available through its standalone reporting format. Consequently, NSN also plans to publish its standalone third quarter 2013 and January-September 2013 interim report on October 29, 2013 at approximately 1.30pm Finnish time. The report will also be made available on NSN’s website at: www.nsn.com/about-us/company/financial/financial-results.

The reported financial results presented on a standalone basis by NSN may differ from those reported by Nokia due to the treatment of discontinued operations and certain accounting presentation differences. In addition, the presentation of underlying business performance information by Nokia and NSN differs due to presentation differences adopted by Nokia (non-IFRS information) and NSN (information before specific items) and the items excluded by each in their respective presentations.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal